# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: InMode Ltd., CIK 0001742692
CUSIP: M5425M103
Title of class of securities: Ordinary Shares, par value NIS 0.01 per ordinary share
Address of issuer's principal executive offices: Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam, Israel (L3), 2069206
Date of event which requires filing of this statement: 03/31/2026
Amends the filing with accession number 0001178913-25-000139
Filed by CIK 0001803068
Persons authorized to receive notices and communications: Anna T. Pinedo, Mayer Brown LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, (212) 506-2500

## Reporting persons
- Moshe Mizrahy (CIK 0001803068): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 4,299,226; shared voting power 0; sole dispositive power 4,299,226; shared dispositive power 0; aggregate amount beneficially owned 4,299,226 (7.06% of the class)
  Comment: *This calculation is based on 60,922,346 ordinary shares of the Issuer outstanding as of April 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 0.01 per ordinary share
Name of issuer: InMode Ltd.
Address of issuer's principal executive offices: Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam, Israel (L3), 2069206
Comment: This Amendment No 3. to the Schedule 13D filed by the undersigned on January 16, 2025, as amended by Amendment No.1 thereto filed on March 13, 2025 and Amendment No. 2 thereto filed on March 9, 2026 (as amended, the "Schedule 13D"), is hereby filed to update certain information with respect to the beneficial ownership of Ordinary Shares (the "Shares") of InMode Ltd., an Israeli company (the "Issuer"), by Moshe Mizrahy (the "Reporting Person").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

During the last 60 days, the Reporting Person acquired 800,000 Shares of the Issuer in multiple open market transactions for an aggregate purchase price of approximately US$10.7 million, including commissions, as further disclosed in Item 5(c) of this Schedule 13D, which is incorporated by reference herein. The source of funds for the purchase of such Shares of the Issuer was the personal funds of the Reporting Person. No part of the purchase price was represented by borrowed funds or other consideration obtained for the purpose of acquiring, holding, trading, or voting the securities, and there were no loans or financing arrangements involved in the transaction, with no other parties providing funds or consideration.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

The transactions by the Reporting Person in the Shares of the Issuer during the past 60 days are set forth in Annex A to this Schedule 13D. This Amendment is being filed because the reduction in shares outstanding resulting from the Issuer's recent repurchase activity, combined with the additional purchases effected by the Reporting Person subsequent to the Schedule 13D filed by the Reporting Person on March 9, 2026 (the "Prior Filing"), together represent a material increase to the Reporting Person's ownership percentage of the Issuer's outstanding Shares. The Issuer repurchased approximately 2.9 million Shares during the period from March 13, 2026 through the date of this filing, decreasing the number of outstanding Shares from 63,358,750 reported as of December 31, 2025 to 60,922,346 as of the date of this filing. The transactions set forth in Annex A include those transactions that were previously reported on the Prior Filing, which we have identified by each such transaction. In addition, Annex A includes the additional purchases of Shares effected by the Reporting Person subsequent to the Prior Filing, which also are identified in Annex A. The Reporting Person notes that such additional purchases were previously disclosed on a Form 3 filed by the Reporting Person with the Securities and Exchange Commission on March 18, 2026. Except as otherwise disclosed herein, the Reporting Person has not effected any transaction in the Shares in the last 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Annex A: Schedule of Transactions.

## Signatures
- Moshe Mizrahy: /s/ Moshe Mizrahy, Moshe Mizrahy (04/09/2026)